Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 18, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

China Life Insurance Company Limited issued an announcement on April 15, 2005 and an announcement and a press release on April 18, 2005, copies of which are attached as Exhibits 99.1, 99.2 and 99.3 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated April 14, 2005

99.2	Announcement, dated April 15, 2005

99.3	Press release, dated April 18, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
	Name:	Miao Fuchun
Date: April 18, 2005	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

CHANGES IN SUPERVISORS

The Board of the Company announces the following changes in supervisors with effect from 1 April, 2005:

(1) Resignation of Mr. Zhou Xinping as member of the Supervisory Committee; and

(2) Appointment of Mr. Jia Yuzeng as member of the Supervisory Committee.

CHANGE OF SUPERVISORS

The board of directors (the “Board”) of the Company announces the following changes in members of the supervisory committee (the “Supervisory Committee”) of the Company with effect from 1 April, 2005 as follows:

(i) Resignation

Mr. Zhou Xinping (“Mr. Zhou”), a member of the Supervisory Committee elected by the Company’s Employees Union has resigned as a member of the supervisory committee, as a result of taking on a new position in the Company. Mr. Zhou has confirmed that he has no disagreement with the Board or the Supervisory Committee and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board and the Supervisory Committee would like to express their sincere gratitude to Mr. Zhou for his valuable efforts and contributions to the Company during the tenure of his office.

(ii) Appointment

The Board is pleased to announce that Mr. Jia Yuzeng (“Mr. Jia”) has been appointed as a member of the Supervisory Committee. Mr. Jia, aged 42, graduated from Beijing Normal University in the PRC in 1990 and obtained a master degree in business administration from Hong Kong Open University in 2003. Mr. Jia previously worked for Beijing No. 2 Foods Corporation from 1980 to 1988. During the period from 1988 to 2004, Mr. Jia has been acting as supervisor (at division chief level) and later as supervisory commissioner (at deputy director level) of the Ministry of Supervision of the People’s Republic of China.

Mr. Jia is the general manager of the Company’s Employee Union since 2004 and has been elected by the Company’s Employees Union for appointment as a member of the Supervisory Committee for a term of 3 years with effect from 1 April, 2005. Save as disclosed above, Mr. Jia has not held any other positions with the Company or any of its subsidiaries. Also, he has not held any position in any other listed public companies in the last 3 years prior to his appointment as a member of the Supervisory Committee.

There is no supervisory service contract entered into between Mr. Jia and the Company. Mr. Jia does not receive any remuneration for acting as a member of the Supervisory Committee. His remuneration as the general manager of the Company’s Employees Union will be determined in accordance with the Company’s salary policies.

Mr. Jia does not have any interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed above, Mr. Jia has no relationship with any directors, senior management, or substantial or controlling shareholders of the Company. There are no other matters relating to the appointment of Mr. Jia that need to be brought to the attention of the Shareholders of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the board of directors of the Company comprises of:

Executive directors: Wang Xianzhang, Miao Fuchun

Non-executive directors: Wu Yan, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, 14 April, 2005

EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

ANNOUNCEMENT

This announcement is made to publish the information on the unaudited accumulated premiums income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The unaudited accumulated premiums income of the Company for the period from 1 January 2005 to 31 March 2005 was about RMB 48.403 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premiums income is unaudited and prepared in accordance with PRC Generally Accepted Accounting Practice (“GAAP”) which is different from Hong Kong GAAP adopted by the Company in the preparation of its financial statements.

By Order of the Board of Directors
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the board of directors of the Company comprises of:

Executive directors: Wang Xianzhang, Miao Fuchun

Non-executive directors: Wu Yan, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, 15 April 2005

EXHIBIT 99.3

Press Release

For Immediate Release

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCES 2004 ANNUAL RESULTS

(18 April 2005 – HONG KONG) China Life Insurance Company Limited (“China Life” or the “Company”), (SEHK: 2628; NYSE: LFC) today announced the consolidated audited results of the Company and its subsidiaries (the “Group”) for the full year ended 31 December 2004.

All of the Company financial data set out below for the 12 months ended 31 December 2003 are on a pro forma basis giving effect to the restructuring of the Company as if it had come into effect on 1 January 2003. Please refer to Appendix 3 of this press release, as well as our annual report for the year of 2003, for the relevant pro forma financial data.

Key highlights

•	Consolidated total revenues amounted to RMB76,806 million, a 27.1% increase over the corresponding period of the previous year.

•	Net premiums earned and policy fees maintained strong growth, amounting to RMB 65,008 million, or a 28.0% increase over 2003.

•	Net investment income amounted to RMB11,317 million, representing an increase of 66.7% over 2003.

•	Consolidated net profit was RMB7,171 million, a 22.4% increase over the previous year, primarily driven by strong growth in net written premiums and policy fees, and increase in net investment income.

•	Earnings per share was RMB0.27.

•	The Company maintained its leading position in China’s life insurance sector, achieving a market share of 47% as at 31 December 2004 based on PRC GAAP gross written premiums, which was higher than its market share of 45% as at 31 December 2003.

•	The Company further improved its information disclosure, and will disclose its annual embedded value for the first time in its 2004 annual report. As at 31 December 2004, the Company’s embedded value was RMB90,073 million. Its value of one year’s sales for the year ended 31 December 2004 was RMB6,504 million.

•	The Company declared no final dividend for the year.

For the year ended 31 December 2004, China Life’s net profit amounted to RMB7,171 million, an increase of 22.4% from 2003, primarily driven by continuous growth in net written premiums and policy fees, and increase in net investment income. Earnings per share was RMB0.27. The Company’s total revenue amounted to RMB76,806 million, a 27.1% increase over the previous year. The Company declared no final dividend for the year.

Commenting on the Company’s annual results for the year ending 31 December 2004, Mr. Wang Xianzhang, Chairman of the Board and President of China Life, said: “Thanks to the hard work of our employees, we sustained our growth in premiums, and at the same time optimized our business mix, thereby strengthening our long-term earnings growth potential. During the year, we further enhanced our leading position in the mainland life insurance market, and made progress in enhancing internal controls and information disclosure, thereby improving our corporate governance.”

Steady growth in premiums

The Company’s net premiums earned and policy fees increased by 28.0% from 2003 to RMB65,008 million, primarily due to an increase in net premiums earned from the individual life insurance, group life insurance, and accident and health insurance businesses, offset in part by a decrease in policy fees from the individual life insurance business.

Of the total net premiums earned in 2004, RMB 2,780 million was attributable to single premium products, down 38.9% from 2003. RMB 47,670 million was attributable to regular premium products (including both first year and renewal premiums), up 46.2% from 2003.

Net premiums earned from risk-type participating products were RMB 22,363 million, up 66.7% from RMB 13,417 million in 2003, mainly driven by sales growth of Hong Xin endowment product. Policy fees decreased from RMB 5,557 million in 2003 to RMB 5,194 million in 2004, down 6.5%. This was primarily due to the decreased sales of investment-type products in the individual life insurance business. Policy fees from the individual life insurance business decreased by 10.9% to RMB 4,796 million.

Net premiums earned and policy fees from the individual life insurance business increased by 29.8%, from RMB 42,288 million in 2003 to RMB 54,902 million in 2004. This increase was primarily due to increases in sales of endowment products and whole life products, offset in part by a reduction in policy fees, as a result of the adjustment of our sales strategy to concentrate more on risk-type products and regular premium products.

Net premiums earned and policy fees from the group life insurance business increased by 71.8% to RMB 742 million in 2004 from RMB 432 million in 2003, primarily due to an increase in sales of investment-type products, which led to a growth in policy fees, as well as an increase in sales of whole-life insurance products.

Net premiums earned from the accident and health insurance businesses increased from RMB 8,087 million in 2003 to RMB 9,364 million in 2004, up 15.8%, primarily due to the Company’s increased sales efforts for short-term products, as well as an increase in sales of our long-term products with short-term riders.

Further increase in investment income

Net investment income increased by 66.7%, from RMB 6,790 million in 2003 to RMB 11,317 million in 2004. The Company’s investment assets continued to grow as its business rapidly expanded. At the end of 2004, total investment assets amounted to RMB 374,890 million, a 34.3% increase from RMB 279,248 million as of the end of 2003. Investment yield for 2004 was 3.5%, higher than 3.4% in 2003.

Net realized losses on investment was RMB 237 million in 2004, compared with net realized gains of RMB 599 million in 2003. The Company recorded net realized losses of RMB 317 million on debt securities, which was primarily due to the impairment of bonds entrusted with Min Fa Securities Limited Company. In 2004, the net realized gains on securities investment funds was RMB 80 million.

The Company reflects unrealized gains or losses on investments designated as trading in current period income. The net unrealized losses on investments was RMB 1,061 million in 2004, including net unrealized gains of RMB 11 million on debt securities and net unrealized losses on securities investment funds of RMB 1,072 million, due to a deep fall in the securities market in 2004. The net unrealized gains for 2003 was RMB 254 million.

The Company continued to implement a relatively prudent investment strategy while its investment assets grew. Following the interest rate increase by the central bank, it adjusted its investment portfolio by allocating larger portions of new investments and transferring part of the existing investments into debt securities that offered higher and more stable returns. The Company also optimized its portfolio by lowering the proportion of term deposits.

Business mix optimized

The Company further optimized its business mix in 2004 by increasing contributions from the more profitable risk-type business. The proportion of regular premium to the total premium was also increased to enhance the long-term earnings growth potential.

In 2004, the Company stepped up its sales efforts in risk-type participating products. At the same time, the Company effectively utilized revenues from risk-type and regular premium products as two of the key yardsticks in the evaluation of performance of branches, thereby driving the adjustment in business mix. The result was a significant increase in first-year gross written premiums of risk-type products (including first year premiums of long-term health insurance products, but excluding premiums of accident insurance and short-term health insurance products) by 49.5% over 2003 to RMB 20,195 million in 2004. The proportion of regular gross written premiums in first-year gross written premiums also increased from 66.3% in 2003 to 86.2% in 2004.

Annual embedded value

The Company will disclose its annual embedded value for the first time in its 2004 annual report. As at December 31, 2004, the Company’s annual embedded value was RMB 90,073 million. For the year ended December 31, 2004, the Company’s value of one year’s sales was RMB 6,504 million, indicating that the new businesses generated during the year created value for shareholders.

These figures provide information for investors to further understand the business condition of the Company. The embedded value is the sum of adjusted net worth and value of in-force business, which is the total amount of distributable earnings, in present value terms, that can be expected to emerge over time, in accordance with the assumptions used. The value of one year’s sales provides an indication of the value being created for investors by new business activities, and hence an indication of the potential for future business growth. For a complete description of the methodology used in calculating embedded value, including assumptions and estimates used, see the Company’s annual report.

Market leader position strengthened

The Company further harnessed its leading position in the market during the year by leveraging on its strong brand, expanding sales channels and improving customer service. Its share of China’s life insurance market increased form 45% in 2003 to 47% in 2004.

During the year, the Company further expanded its sales channels. The number of individual agents reached 668,000, serving customers from 9,300 field offices. The performance-driven appraisal measures the Company adopted effectively drove up its sales growth. Meanwhile, the Company stepped up its training efforts to enhance the quality of the individual agents and raise the proportion of agents that hold qualified certificates.

The Company’s direct sales force expanded to over 12,000 representatives, an increase of 20% from 2003, operating out of the extensive network of branches nationwide. The Company also developed a training system for the direct sales force. On the bancassurance front, the Company stepped up its efforts in the utilization of bank branches and postal savings outlets as product distribution channels. At the end of 2004, the number of these sales outlets reached 87,000. The Company also started the establishment of its team of client service managers. At the end of 2004, the number of client service managers surpassed 12,000.

Internal control enhanced

The Company further enhanced its internal control mechanism. In addition to the establishment of Audit Committee and Risk Management Committee under the Board of Directors, it also formed an Internal Control Committee under management level. Audit Department and Risk Management Department, two new departments responsible for internal control functions, were also formed. The Company also established an internal auditing system with vertical and unified management.

In addition, the Company mandated an international accounting firm as its consultant for the enhancement of internal control system both in the headquarters and its branches nationwide, to prepare for the implementation of Section 404 of Sarbanes Oxley Act in the United States.

2005 Outlook

The business environment in 2005 is expected to be full of both opportunities and challenges. Steady growth in the macro economy is expected to continue, while the investment channels for insurance funds will be further expanded following the implementation of the policy that allows direct investments in the mainland stock market. However, the full opening up of the insurance market implies a more competitive environment going forward.

Commenting on the 2005 business outlook, Mr. Wang Xianzhang said, “In a business environment with both opportunities and challenges, we will continue to optimize our business mix, enhance our profitability and maintain our business growth. While further improving investment returns and the asset-liability match, we will continue to strengthen our internal control and cost controls, raise our management standards, and progress towards our goal of establishing ourselves as a world-class life insurance company.”

- End-

Forward-looking statements:

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Registration Statement on Form F-1 for its initial public offering (333-110615) and in the Company’s other filings with the SEC.

About China Life Insurance Company Limited

China Life Insurance Company Limited (SEHK: 2628; NYSE: LFC ), is the leading life insurance company in China. China Life has the largest investment assets in China, and is one of the largest institutional investors in the domestic insurance industry. The Company sells products and services through the most extensive distribution network of exclusive agents, direct sales representatives and dedicated and non-dedicated agencies throughout China. The Company provides individual and group life insurance policies, annuitiy products and long-term health insurance policies, as well as accident and short-term health insurance policies for individuals and groups On December 17 and 18, 2003, the Company successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange respectively.

For further information, please contact:

Media Enquiries

English

Mr. Bruce Shu

Citigate Dewe Rogerson

Tel: +852 9132 2906 or +852 2533 4607 Fax: +852 2524 5599

E-mail: bruce.shu@citigatedr-hk.com

Cantonese

Ms. Sukyi Yau

Citigate Dewe Rogerson

Tel: +852 9030 7204 or +852 2533 4622 Fax: +852 2524 5599

E-mail: sukyi.yau@citigatedr-hk.com

Cantonese / Mandarin

Mr. Mill Seen

Citigate Dewe Rogerson

Tel: +852 9224 9240 or +86 139 1011 2094 or +86 10 6505 2082

Fax: +86 10 6505 2080

E-mail: mill.seen@citigatedr-hk.com

Mandarin

Ms. Liu Yang

Citigate Dewe Rogerson

Tel: +86 138 0110 4947 or +86 10 6505 2082 Fax: +86 10 6505 2080

E-mail: liu.yang@citigatedr-hk.com

Mr. John Wang Xiangjun

China Life Insurance Company Limited

Tel: +852 9740 4274 (Monday, April 18 Only)

Tel: +8610 8565 9975 Fax: +8610 8525 2210 (Regular contact numbers)

E-mail: wangxiangjun@e-chinalife.com

Investor & Analyst Enquiries

Mr. Jason Cao Qingyang

China Life Insurance Company Limited

Tel: +852 9740 4279 (Monday, April 18 Only)

Tel: +8610 8525 2107 Fax: +8610 8525 2210 (Regular contact numbers)

E-mail: caoqingyang@e-chinalife.com

Appendix 1

Consolidated Profit & Loss Account

For The Year Ended December 31, 2004

	2004		2003
	RMB million		RMB million
REVENUES
Gross written premiums and policy fees		66,257		69,334
Less: premiums ceded to reinsurers		(1,182)		(1,571)

Net written premiums and policy fees		65,075		67,763
Net change in unearned premium reserves		(67)		(547)

Net premiums earned and policy fees		65,008		67,216

Net investment income		11,317		9,825
Net realised (loss)/gain on investments		(237)		868
Net unrealised (loss)/gain on trading securities		(1,061)		247
Other income		1,779		727

Total revenues		76,806		78,883

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(6,816)		(8,570)
Accident and health claims and claim adjustment expenses		(6,418)		(4,882)
Increase in future life policyholder benefits		(33,154)		(43,084)
Interest credited to policyholder contract deposits		(4,320)		(7,260)
Policyholder dividends and participation in profits		(2,048)		(1,207)
Amortisation of deferred policy acquisition costs		(6,263)		(5,023)
Underwriting and policy acquisition costs		(1,472)		(1,294)
Administrative expenses		(6,585)		(6,862)
Other operating expenses		(131)		(872)
Interest expense on bank borrowings		—		(7)
Statutory insurance levy		(96)		(85)

Total benefits, claims and expenses		(67,303)		(79,146)

Profit/(loss) before income tax expenses and minority interests		9,503		(263)
Income tax expenses		(2,280)		(1,180)

Profit/(loss) before minority interests		7,223		(1,443)
Minority interests		(52)		15

Profit/(loss) attributable to shareholders		7,171		(1,428)

Dividends	RMB	—	RMB	—

Basic and diluted earnings/(loss) per share	RMB	0.27	RMB	(0.07)

Appendix 2

Consolidated Balance Sheet

As at 31 December, 2004 and 31 December, 2003

	2004	2003
	RMB million	RMB million
ASSETS
Investments
Fixed maturity securities	150,234	70,604
Held-to-maturity securities, at amortised cost	79,603	—
Non-trading securities, at estimated fair value	69,791	70,604
Trading securities, at estimated fair value	840	—
Equity securities	17,271	10,718
Non-trading securities, at estimated fair value	12,597	5,550
Trading securities, at estimated fair value	4,674	5,168
Term deposits	175,498	137,192
Statutory deposits - restricted	4,000	4,000
Policy loans	391	116
Securities purchased under agreements to resell	279	14,002
Cash and cash equivalents	27,217	42,616

	374,890	279,248

Other assets
Accrued investment income	5,084	2,875
Premiums receivables	3,912	2,801
Reinsurance assets	1,297	997
Deferred policy acquisition costs	32,787	24,868
Property, plant and equipment, net of accumulated depreciation	12,250	12,008
Other	3,451	5,923

	58,781	49,472

Total assets	433,671	328,720

	2004	2003
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Future life policyholder benefits	117,301	82,718
Policyholder contract deposits and other funds	225,996	154,731
Unearned premium reserves	5,212	5,382
Reserves for claims and claim adjustment expenses	1,215	814
Annuity and other insurance balances payable	2,801	638
Premiums received in advance	2,447	2,407
Policyholder dividends payable	2,037	1,916
Securities sold under agreements to repurchase	—	6,448
Other liabilities	4,960	6,891
Deferred tax liabilities	4,371	3,686
Statutory insurance fund	429	333

Total liabilities	366,769	265,964

Contingencies and commitments
Minority interest	372	320

Shareholders’ equity
Share capital	26,765	26,765
Reserves	31,573	34,051
Retained Earnings	8,192	1,620

Total shareholders’ equity	66,530	62,436

Total liabilities and equity	433,671	328,720

Appendix 3

Condensed Profit & Loss Account

2004 Consolidated vs. 2003 Pro Forma

(RMB million)	2004	2003	Y-o-Y Change
Net premiums earned and policy fees	65,008	50,807	28.0%
Net investment income	11,317	6,790	66.7%
Other income	481	2,845	- 83.1%
Total revenues	76,806	60,442	27.1%

Insurance benefits and claims	(46,388)	(35,213)	31.7%
Policyholder dividends	(2,048)	(1,207)	69.7%
Amortization of deferred policy acquisition costs	(6,263)	(5,023)	24.7%
Underwriting and policy acquisition costs	(1,472)	(822)	79.1%
Administrative expenses	(6,585)	(6,326)	4.1%
Other operating expenses	(4,547)	(3,372)	34.8%
Profit before income tax expenses and minority interests	9,503	8,479	12.1%
Net Income	7,171	5,857	22.4%